SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 17, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001-70
BOARD OF TRADE 53.3.0000581-8

Notice to the Market

Pursuant to article 12, paragraph 6 of CVM Instruction 358/02, Brasil Telecom Participações S.A. (“BTP”) hereby reproduces the statement it received from Capital Research Management Company (“CRMC”) about the sale of relevant interest:

NOTICE

Pursuant to Article 12, paragraph 4 of CVM Instruction 358 dated January 3, 2002, Capital Research and Management Company, a company constituted and existing in accordance with the laws of the United States of America, with head offices at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CRMC”), in its capacity as a foreign investment fund manager, hereby informs that, through stock exchange operations carried out on behalf of its clients, it sold the entire interest it managed as American Depositary Receipts (ADRs) representing the preferred shares (“PN Shares”) issued by Brasil Telecom S.A., a publicly-held company, inscribed in the corporate taxpayers register (CNPJ/MF) under no. 02.570.688/0001 -70 (“Company”). On June 14, 2006, CRMC managed 11,500,000,000 of the Company’s PN Shares, representing 5.001% of this type of share. No other CRMC group company holds any interest in the Company. There are no debentures convertible into shares held directly or indirectly by CRMC or any related person, or any agreement or contract ruling the exercise of voting rights or the purchase and sale of securities issued by the Company to which CRMC or any related person is a party.

March 6, 2008

CAPITAL RESEARCH AND MANAGEMENT COMPANY"

Finally, BTP hereby clarifies that said fact does not have any of the requisites for it be considered a relevant fact or require its publication in the press.

Rio de Janeiro, March 12, 2009.

Alex Waldemar Zornig
Chief Financial and Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.